

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2015

<u>Via E-mail</u>
Gary Wang
Chief Executive Officer
China Customer Relations Centers, Inc.
c/o Shandong Taiying Technology Co., Ltd.
1366 Zhongtianmen Dajie
Xinghuo Science and Technology Park
High-tech Zone, Taian City
Shandong Province
People's Republic of China 271000

> **Re: China Customer Relations Centers, Inc.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed June 1, 2015**
> **File No. 333-199306**

Dear Mr. Wang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated January 22, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Our Corporate Structure, page 6</u>

1.   We note the disclosure in this section as well as on page F-7 regarding your variable interest entity Taiying and its subsidiaries, including several recently-incorporated subsidiaries. Please consider expanding the disclosure in business or another appropriate section of the prospectus to discuss the relative significance of Taiying and each of its operating subsidiaries to your overall business.

Related Party Transactions

Transactions with Related Persons, page 72

2.   Please revise to provide the required disclosure for transactions with related parties for the period since the beginning of your last three fiscal years up to the date of the document, including as one example, the largest principal amount outstanding on related-party loans during the period. Refer to Item 7.B of Form 20-F.

Principal and Selling Stockholders, page 74

3.   Please disclose the portion of your shares of common stock held and the number of holders of your common stock in the United States. Refer to Item 7.A.2 of Form 20-F.

4.   We note the second sentence below the bullet points on page 74 regarding the definition of beneficial ownership. Please expand this sentence and the first footnote to the ensuing table to reflect that the definition of "beneficial owner" under Form 20-F also includes any person who has the power to receive the economic benefit of the ownership of your shares. Refer to the definition of beneficial owner in General Instruction F of Form 20-F. In addition, revise the table and footnotes thereto as necessary to ensure that they include all beneficial owners required to be disclosed under Item 7.A.1 of Form 20-F.

Part II. Information not required in Prospectus, page II-1

5.   Please reorganize your part II disclosures to correspond to item numbers 6 through 9 of Form F-1, as they currently refer to item numbers contained in Form S-1.

         You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3483 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                        Sincerely,

                                                        /s/ Katherine Wray

                                                        Katherine Wray
                                                        Attorney-Adviser

cc: Via E-mail
         Bradley A. Haneberg, Esq.
         Haneberg, PLC